UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2024

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant’s name into English)

Bahnhofstrasse 7

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Registered Direct Offering

On April 11, 2024, Oculis Holding AG (“Oculis” or the “Company”) entered into subscription offers (the “Subscription Offers”) with certain institutional and insider investors, pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Registered Direct Offering”) an aggregate of 5,000,000 of the Company’s ordinary shares, CHF 0.01 nominal value per share (the “Offered Shares”).

The purchase price of each Offered Share is $11.75. The gross proceeds to the Company from the Registered Direct Offering are expected to be approximately $59 million, before deducting the offering expenses payable by the Company.

The Offered Shares were offered by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-278409) that was filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2024 and became effective on April 3, 2024, including the base prospectus contained therein, and a related prospectus supplement dated as of April 11, 2024 that will be filed with the SEC.

The Subscription Offers contain customary representations, warranties and agreements by the Company, customary conditions to closing, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Subscription Offers were made only for the purposes of such agreement and, as of the specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

The Registered Direct Offering is expected to close on or about April 22, 2024, subject to the satisfaction of customary closing conditions.

The foregoing summary of the form of Subscription Offers does not purport to be complete and is subject to, and qualified in its entirety by, the document attached as Exhibit 10.1, to this Report on Form 6-K (the “Report’), which is incorporated herein by reference.

This Report does not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A copy of the opinion of Vischer AG relating to the validity of the issuance and sale of the Offered Shares is attached as Exhibit 5.1 hereto.

Nasdaq Iceland Main Market Listing

The Company submitted an application to Nasdaq Iceland to admit its ordinary shares for trading on the Nasdaq Iceland ehf. Main Market (“Main Market”) under the ticker symbol “OCS”. On April 11, 2024, the Central Bank of Iceland, Financial Supervision approved the Company’s prospectus relating to the listing on the Main Market. Nasdaq Iceland will announce the first day of trading with at least one day advance notice.

Press Release

On April 11, 2024, the Company issued a press release announcing the completion of the Registered Direct Offering and information about the Nasdaq Iceland Main Market listing described above, a copy of which is furnished as Exhibit 99.1 hereto.

Unaudited Cash Disclosure

After the closing of the Registered Direct Offering, the Company estimates that its cash and cash equivalents, as well as short-term financial assets (excluding transaction costs and expense related to the Registered Direct Offering and the listing on the Main Market), will amount to approximately CHF 130 million. The information above reflects our preliminary estimates with respect to such cash balances based on currently available information, and this amount has not been audited. Our financial closing procedures for Q1 2024 are not yet complete and, as a result, our final results may vary from this preliminary estimate.

Risk Factors

The Company is including the following risk factors in the prospectus supplement to be filed with the SEC:

The dual listing of our ordinary shares may adversely affect the liquidity and value of those ordinary shares.

Our ordinary shares are listed on the Nasdaq Global Market in the United States and we have submitted an application to begin the procedure for listing our ordinary shares for listing on the Nasdaq Iceland. The trading of our ordinary shares in these markets takes place in different currencies (U.S. dollars on Nasdaq US and Icelandic Krona on Nasdaq Iceland), at different times (resulting from different time zones, different trading days and different public holidays in the United States and Iceland) and with different settlement mechanics. The trading prices of ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of ordinary shares on Nasdaq Iceland could cause a decrease in the trading price of ordinary shares on Nasdaq US and vice versa. Investors could seek to sell or buy ordinary shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both the trading prices on one exchange and ordinary shares available for trading on the other exchange. Further, the dual listing of ordinary shares may reduce the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for ordinary shares in the United States.

The listing of ordinary shares on Nasdaq Iceland may result in increased additional compliance risk, which could have a material effect on our business, results of operations and financial condition, or may delay or discourage a takeover attempt.

The Nasdaq Iceland Main Market is a regulated market in Iceland operated by Nasdaq Iceland, the Icelandic stock exchange. Issuers on Nasdaq Iceland Main Market are subject to the rules of Nasdaq Iceland Main Market and the relevant rules and regulations given the fact that the securities of the issuer are admitted to trading on a regulated market.

As a dual-listed Swiss company listed on Nasdaq Iceland and Nasdaq US, we will be subject to reporting requirements and certain other applicable requirements under Swiss law, US law and Icelandic law, including, but not limited to:

Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014, on market abuse, as amended, as implemented into Icelandic law with Act No. 60/2021 (“MAR”). MAR imposes specific requirements on Oculis, members of the Board and management, as well as individuals closely associated with members of the Board and management, including (i) public disclosure of inside information, (ii) procedural requirements on both the disclosing participant and the receiving participant related to market soundings, (iii) requirements to draw up and maintain insider lists and (iv) requirements that persons within Oculis that discharge managerial responsibilities (“PDMRs”) notify Oculis of any transactions relating to the ordinary shares, and Oculis shall in turn disclose the information to the public. Non-compliance with the notification obligations under MAR is an economic offense and could lead to the imposition of criminal prosecution, administrative fines, imprisonment or other sanctions. Nasdaq Iceland may impose administrative penalties or a cease-and-desist order under penalty for non-compliance.

Directive 2004/109/EC of the European Parliament and of the Council of 15 December 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market, as amended, as implemented into Icelandic law with Act No. 20/2021 (the “Disclosure Act”). The Disclosure Act imposes requirements including (i) periodic disclosure of financial reports (annual and half-yearly reports), prepared in accordance with the Icelandic Act, no. 3/2006, on Annual Accounts (the Annual Accounts Act) or in accordance with the applicable Switzerland legislation if deemed to be equivalent to that of the Annual Accounts Act, (ii) disclosure by shareholders that acquire or dispose of ordinary shares if it results in the holding exceeding or falling below the thresholds of 5, 10, 15, 20, 25, 30, 35, 40, 50, 66 2/3 and 90% and (iii) equal treatment and shareholders rights, including but not limited to ensuring that all information necessary to enable shareholders to exercise their rights are available. Shareholders are advised to consult with their own legal advisors to determine whether the notification obligations apply to them.

Icelandic procedural rules that may become applicable to any takeover bid. as set out in the Icelandic legal Act no. 108/2007 (the Takeover Act) which inter alia the process relating to the submission of a voluntary takeover offer.

Corporate Sustainability Reporting Directive (EU) 2022/2464 (“CSRD”). In addition, we expect that we may need to comply with the CSRD, once implemented into Icelandic law, which requires EU and non-EU companies with activities in the EU to file annual sustainability reports alongside their financial statements.

Failure to comply with these new compliance requirements, when applicable to Oculis, could have a material effect on our business, results of operations and financial condition, or may delay or discourage a takeover attempt.

* * *

The information contained in this Form 6-K, including Exhibits 5.1 and 10.1, but excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-271938) and Form F-3 (File Nos. 333-278409 and 333-271063).

Forward-Looking Statements

Any statements contained in this Report that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan”, “potential”, “will”, and similar expressions, and are based on the Company’s current beliefs and expectations. These forward-looking statements include statements regarding the Company’s expectations on the closing of the Registered Direct Offering, the final approval of the Nasdaq Iceland Main Market listing application, expectations as to the first day of trading on the Nasdaq Iceland Main Market and expected cash balance after the Registered Direct Offering. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the Offering and other risks and uncertainties that are described in the “Risk Factors” section of our Annual Report on Form 20-F filed with the SEC on March 19, 2024, and other filings we make with the SEC from time to time. Any forward-looking statements speak only as of the date of this Report and are based on information available to the Company as of the date of this Report, and the Company assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements are qualified in their entirety by this cautionary statement, which is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

EXHIBIT INDEX

Exhibit	Description

5.1	Opinion of Vischer AG, dated April 11, 2024

10.1	Form of Subscription Offer

99.1	Press release dated April 11, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: April 11, 2024	By:	/s/ Sylvia Cheung
Sylvia Cheung
Chief Financial Officer